Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 NOV 14 AM 9: 09

82-34

Santos



02060457

SUPPL

Date: Wed 13 Nov 2002 11:40:08 PM EST

.   To:
.   : SECURITIES EXCHANGE COMMISSION
.   :
.   :

From: SANTOS LTD
.   : SANTOS HOUSE
.   : 91 KING WILLIAM STREET
.   : ADELAIDE SA 5000

Subject:
.   :
.   :
.   :

Number of pages (incl. cover sheet): 2

PROCESSED
℘   DEC 1 7 2002
    THOMSON
    FINANCIAL

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*Please help us keep our records up-to-date by faxing advice of any changes to
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Santos Limited - Weekly Drilling Report
ABN 80 007 550 923



Week Ending 14th November 2002

Wildcat Exploration Wells

Bilip 1

Type	Oil Exploration
Location	Southern Highlands, Papua New Guinea
	10 kms SE of the SE Gobe oil field.
Status at 0600hrs 14/11/02(EST)	Preparing to run 178mm casing. The current depth is 1980m with 719m progress for the week.
Planned Total Depth	2480m
Interest	Iona Limited 31.278%
	Santos Group WI 31.278%
	Murray Petroleum Co. Ltd 26.497%
	Cue PNG Oil Company Pty Ltd 10.947%
Operator	Santos Group

Enquiries: Dr Graeme Bethune
General Manager Business Development
Ph: 08 8218 5157
Fax: 08 8218 5970

During the week ending 14th November, 2002 Santos Limited also participated in 4 Appraisal wells and 9 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

1

Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455 Adelaide
South Australia 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5633

Santos

Facsimile

To:	**Company Announcements Office** **Australian Stock Exchange Ltd**	**Fax No:**	**1300 300 021**
From:	**Company Secretary**	**Return Fax:**	**(08) 8218 5633**
Date:	**14 November 2002**		
Subject:	**Appendix 3B**		**No. of Pages: 8** (including this one)

Please telephone (08) 8218 5137 if transmission incomplete

AUSTRALIAN STOCK EXCHANGE

STO000862

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**50,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with the Listing Rules**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**

New issue announcement,
application for quotation of additional securities and agreement

5	Issue price or consideration	50,000 at $5.12 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 50,000 options granted on 15 June 1999 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	14 November 2002

| 8. | Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	Class
582,299,493	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

| 9 | Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	Class
57,800	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
144,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
172,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
7,715,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

New issue announcement,
application for quotation of additional securities and agreement

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the securities will be offered

14   Class of securities to which the offer relates

15   Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18 . Names of countries in which the entity has security holders who will not be sent new issue documents

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

New issue announcement,
application for quotation of additional securities and agreement

24   Amount of any handling fee payable to brokers
      who lodge acceptances or renunciations on
      behalf of security holders

25   If the issue is contingent on security holders'
      approval, the date of the meeting

26   Date entitlement and acceptance form and
      prospectus or Product Disclosure Statement will
      be sent to persons entitled

27   If the entity has issued options, and the terms
      entitle option holders to participate on exercise,
      the date on which notices will be sent to option
      holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in
      full* through a broker?

31   How do security holders sell *part* of their
      entitlements through a broker and accept for the
      balance?

32   How do security holders dispose of their
      entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   [✓]   Securities described in Part 1

(b)   [   ]   All other securities

              Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid,
              employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible
              securities.

New issue announcement,
application for quotation of additional securities and agreement

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

        1 –   1,000
    1,001 –   5,000
    5,001 – 10,000
  10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

New issue announcement,
application for quotation of additional securities and agreement

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

(now go to 43)

All entities

Fees

43   Payment method *(tick one)*

[   ] Cheque attached

[   ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

[✓] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1.   Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2.   We warrant the following to ASX.

 •   The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

 •   There is no reason why those securities should not be granted quotation.

 •   An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

New issue announcement,
application for quotation of additional securities and agreement

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3.   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4.   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 14 November 2002
                    Company Secretary

Print name: MICHAEL GEORGE ROBERTS

lglmxg/asx/2002/SESPP Announ 02/133